FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 20 March 2006


                               File no. 0-17630


                              Additional Listing



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Additional Listing




20th March 2006

                                    CRH plc
                       ----------------------------------


Application has been made for a total of 19,197 Ordinary Shares of Euro 0.32 each ("the Shares") to be admitted to (a) the Official Lists of the Irish Stock Exchange and the UK Listing Authority and (b) trading on the London Stock Exchange Plc's market for listed securities.

Admission is expected to be granted on 23rd March 2006.

The shares have been issued under the Employee Share Participation Scheme and rank pari passu with the existing Ordinary Shares.


Contact:

Angela Malone
Company Secretary
Tel: 00 3531 6344340



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  20 March 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director